Exhibit 99.1

MediWound Reports Third Quarter 2026 Financial Results and Provides Corporate Update

EscharEx® Phase III VALUE Trial Advancing; Interim Assessment and Enrollment Completion Expected by End of First Quarter 2027

Third Quarter Revenue of $3.6 Million; 2026 Revenue Outlook Dependent on Ongoing U.S. Government Discussions

Balance Sheet Strengthened by $17.25 Million in Gross Proceeds from Underwritten Public Offering Following Quarter-End

Conference Call Today at 8:30 a.m. Eastern Time

YAVNE, Israel, November 12, 2026 — MediWound Ltd. (Nasdaq: MDWD), a global leader in next-generation enzymatic therapeutics for tissue repair, today announced financial results for the third quarter ended September 30, 2026, and provided a corporate update.

“We continue to execute our strategic plan, with the EscharEx Phase III VALUE trial as our top priority. We are on track to complete the pre-specified interim sample size reassessment and full enrollment by the end of the first quarter of 2027,” said Ofer Gonen, Chief Executive Officer of MediWound. “In parallel, we are focused on bringing our expanded NexoBrid manufacturing facility into operation to meet strong global demand. We are also working diligently with the U.S. government to secure funding for our planned U.S. manufacturing facility. The timing and outcome of these funding discussions remain uncertain. Our recent public offering further strengthens our balance sheet, giving us additional financial flexibility through and beyond the VALUE data readout.”

Third Quarter 2026 Highlights, Recent Developments, and Upcoming Milestones

EscharEx®

•	Enrollment continues in the global Phase III VALUE trial in venous leg ulcers (VLUs), targeting 216 patients across approximately 40 sites in the U.S., Europe, and Israel. The pre-specified interim sample size reassessment and completion of enrollment remain on track for the end of the first quarter of 2027.

•	The independent Data and Safety Monitoring Board (DSMB) completed its pre-specified periodic safety review of the VALUE trial and identified no safety concerns. The DSMB recommended that the VALUE trial continue as planned, without modification.

NexoBrid®

•	Vericel reported NexoBrid’s strongest quarter since launch, with its highest quarterly revenue driven by the highest number of ordering burn centers and hospital orders in any quarter to date, adding more new ordering centers through the third quarter of 2026 than during all of 2025. Of the more than 80 centers that have ordered, approximately 70 have placed repeat orders, reflecting a growing base of consistent users that is an important driver of further uptake.

•	NexoBrid procurement under Vericel’s contract with the U.S. Biomedical Advanced Research and Development Authority (BARDA) began in the third quarter and is expected to continue in the fourth quarter of 2026 and in the first quarter of 2027.

•	The U.S. Department of War (DoW) awarded MediWound an additional $3.3 million in non-dilutive funding to advance a room-temperature-stable formulation of NexoBrid as a non-surgical debridement solution for battlefield burn care. The program, with a total budget of $21.8 million, is intended to support development through submission of an Investigational New Drug (IND) application.

•	The currently operating NexoBrid manufacturing facility successfully completed routine Good Manufacturing Practice (GMP) inspections by the FDA and the Israeli Ministry of Health, which also conducted the inspection on behalf of the European Medicines Agency (EMA). The facility’s GMP certification is valid for an additional two years.

•	Work on the expanded NexoBrid manufacturing facility continues, including implementation of the modifications recommended during the previously reported EMA pre-audit. These modifications are expected to be completed in the fourth quarter of 2026, as planned. Commercial supply from the expanded facility remains subject to regulatory approval and is expected in the second half of 2027.

2026 Revenue Outlook

•	A substantial portion of the revenue anticipated for 2026 is associated with development services related to a separate, planned U.S.-based manufacturing facility, for which the Company is seeking U.S. government funding. As the outcome of these discussions and the subsequent execution of the related activities remain uncertain, the Company has limited visibility into when, or whether, these revenues will be recognized.

Third Quarter 2026 Financial Highlights

•	Revenue was $3.6 million, compared with $5.4 million in the third quarter of 2025, primarily attributable to lower revenue from development services related to the U.S. government.

•	Gross profit was $1.0 million, or 28.5% of revenue, compared with $0.9 million, or 16.5% of revenue, in the prior year period. The margin improvement primarily reflected a higher contribution from royalty revenue, which carries a higher gross margin.

•	Research and development expenses were $6.2 million, compared with $3.5 million, primarily reflecting increased investment in the EscharEx Phase III VALUE trial.

•	Selling, general and administrative expenses were $3.4 million, compared with $4.0 million. The decrease primarily reflected lower marketing expenses.

•	Operating loss was $8.5 million, compared with $6.5 million.

•	Net loss was $6.0 million, or $0.46 per share, compared with $2.7 million, or $0.24 per share, primarily reflecting lower non-cash financial income from the revaluation of warrants.

•	Adjusted EBITDA loss was $7.4 million, compared with $5.4 million.

First Nine Months 2026 Financial Highlights

•	Revenue was $8.1 million, compared with $15.1 million in the first nine months of 2025, primarily attributable to lower revenue from development services related to the U.S. government.

•	Gross profit was $1.7 million, or 20.6% of revenue, compared with $3.0 million, or 19.7% of revenue. The margin improvement primarily reflected a higher contribution from royalty revenue, which carries a higher gross margin.

•	Research and development expenses were $17.3 million, compared with $9.8 million, primarily reflecting increased investment in the EscharEx Phase III VALUE trial.

•	Selling, general and administrative expenses were $10.8 million, compared with $10.6 million.

•	Operating loss was $26.0 million, compared with $17.5 million.

•	Net loss was $16.3 million, or $1.27 per share, compared with $16.7 million, or $1.53 per share. The change primarily reflected non-cash warrant revaluation income of $10.3 million in 2026, compared with $1.8 million in 2025.

•	Adjusted EBITDA loss was $22.7 million, compared with $13.8 million.

Balance Sheet and Other Highlights

•	As of September 30, 2026, cash, cash equivalents and deposits totaled $28.4 million, compared with $53.6 million at year-end 2025. Cash burn during the first nine months of 2026 totaled $28.3 million. Warrant and option exercises generated $2.0 million during the period and an additional $1.1 million after quarter-end.

•	In November 2026, MediWound closed an underwritten public offering, including the full exercise of the underwriter’s option, for gross proceeds of $17.25 million.

Conference Call and Webcast

MediWound management will host a conference call for investors on Thursday, November 12, 2026, beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may join the conference call by dialing 1-844-676-8833 (in the U.S.), 1-809-212373 (Israel), or 1-412-634-6869 (outside the U.S. & Israel). The call will be available via webcast by clicking HERE or on the Events & Presentations page of the Company’s website.

A replay of the call will be available on the Company’s website at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which it defines as earnings before interest, taxes, depreciation and amortization, impairment, certain non-recurring expenses, restructuring and share-based compensation expenses.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining compensation, and when assessing the performance of our business with our senior management. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound

MediWound Ltd. (Nasdaq: MDWD) is a global biotechnology company pioneering enzymatic, non-surgical therapies for tissue repair. The Company’s FDA-approved biologic, NexoBrid®, is indicated for the enzymatic removal of eschar in thermal burns and is marketed in the United States, the European Union, Japan, and additional international markets. MediWound’s late-stage pipeline product, EscharEx®, is an investigational therapy for the debridement of chronic wounds, with the potential to become, if approved, a new standard of care in wound management.

For more information, visit www.mediwound.com and follow us on LinkedIn and X (formerly Twitter).

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believes,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives, anticipated timelines, expectations and commercial potential of our products and product candidates, including EscharEx® and NexoBrid®. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; our contracts with governmental agencies; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and product candidates; our expectations regarding future growth, including our ability to develop new products; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; geopolitical risks, including armed conflict, the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 5, 2026 and Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound does not undertake, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

MediWound Contacts:
Hani Luxenburg Chief Financial Officer MediWound Ltd. ir@mediwound.com	Daniel Ferry Managing Director LifeSci Advisors, LLC daniel@lifesciadvisors.com

Unaudited Condensed Consolidated Statements of Financial Position

U.S. dollars in thousands

	September 30,		December 31,
	2026	2025	2025
CURRENT ASSETS:
Cash and cash equivalents and short-term deposits	27,852	59,090	53,140
Trade and other receivables	4,217	6,038	2,731
Inventories	3,809	4,405	4,093
Total current assets	35,878	69,533	59,964

NON-CURRENT ASSETS:
Other receivables and long-term restricted bank deposits	573	465	467
Property, plant and equipment	22,065	16,715	18,640
Right-of-use assets	6,979	7,660	7,151
Intangible assets	-	50	33
Total non-current assets	29,617	24,890	26,291

Total assets	65,495	94,423	86,255

CURRENT LIABILITIES:
Current maturities of long-term liabilities	1,020	1,057	870
Warrants	2,062	12,979	12,659
Trade payables and accrued expenses	7,682	8,510	7,648
Other payables	5,343	3,708	4,531
Total current liabilities	16,107	26,254	25,708

NON-CURRENT LIABILITIES:
Grants received in advance	-	758	-
Liabilities in respect of IIA grants	8,981	8,528	8,291
Lease liabilities	8,305	8,271	8,152
Severance pay liability, net	312	456	472
Total non-current liabilities	17,598	18,013	16,915

Total liabilities	33,705	44,267	42,623
Shareholders’ equity	31,790	50,156	43,632
Total liabilities and equity	65,495	94,423	86,255

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
Total revenues	8,140	15,092	3,573	5,429	16,959
Cost of revenues	6,463	12,116	2,556	4,533	13,705
Gross profit	1,677	2,976	1,017	896	3,254

Research and development	17,289	9,842	6,203	3,465	14,320
Selling and marketing	3,987	4,385	1,138	1,636	5,765
General and administrative	6,827	6,211	2,225	2,320	8,448
Other expenses (income)	(439)	4	-	-	(13)
Operating loss	(25,987)	(17,466)	(8,549)	(6,525)	(25,266)

Financial income, net	9,756	866	2,646	3,926	1,556
Taxes on income	(100)	(96)	(84)	(53)	(169)
Net loss	(16,331)	(16,696)	(5,987)	(2,652)	(23,879)
Foreign currency translation adjustments	11	(19)	-	(9)	(21)
Total comprehensive loss	(16,320)	(16,715)	(5,987)	(2,661)	(23,900)

Basic net loss per share	(1.27)	(1.53)	(0.46)	(0.24)	(2.10)
Diluted net loss per share	(2.02)	(1.53)	(0.65)	(0.24)	(2.10)
Number of shares used in calculating basic loss per share	12,897,942	10,886,487	12,968,516	11,022,459	11,376,571
Number of shares used in calculating diluted loss per share	13,185,863	10,886,487	13,023,033	11,022,459	11,376,571

Unaudited Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
Cash flows from operating activities:
Net loss	(16,331)	(16,696)	(5,987)	(2,652)	(23,879)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit and loss items:
Depreciation and amortization	1,168	1,170	388	418	1,860
Share-based compensation	2,146	2,446	747	740	3,108
Revaluation of warrants accounted at fair value	(10,255)	(1,838)	(2,508)	(4,215)	(2,158)
Revaluation of liabilities in respect of IIA grants	851	704	312	258	380
Financing expenses (income) and exchange differences of lease liability	880	1,286	(80)	343	1,725
Increase (decrease) in severance pay liability, net	(137)	52	10	(23)	31
Other expenses (income)	-	4	-	-	(13)
Financial income, net	(1,262)	(1,341)	(337)	(399)	(1,891)
Unrealized foreign currency loss (gain)	(84)	(34)	7	(13)	(51)
	(6,693)	2,449	(1,461)	(2,891)	2,991
Changes in asset and liability items:
Decrease (increase) in trade receivables	(869)	458	(786)	675	3,211
Decrease (increase) in inventories	280	(1,713)	311	(562)	(1,363)
Decrease (increase) in other receivables	(1,255)	(239)	45	102	1,665
Increase (decrease) in trade payables and accrued expenses	(152)	2,409	(1)	1,718	2,350
Increase in grants received in advance	724	-	-	-	-
Increase (decrease) in other payables	765	227	229	371	(1,096)
	(507)	1,142	(202)	2,304	4,767
Net cash used in operating activities	(23,531)	(13,105)	(7,650)	(3,239)	(16,121)

Unaudited Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
Cash flows from investing activities:
Purchase of property and equipment	(3,699)	(3,053)	(805)	(1,045)	(5,505)
Interest received	1,297	1,409	638	824	1,591
Proceeds from (investment in) bank deposits, net	25,434	7,585	7,834	4,600	(14,036)
Net cash provided by (used in) investing activities	23,032	5,941	7,667	4,379	(17,950)

Cash flows from financing activities:
Repayment of lease liabilities	(1,062)	(867)	(360)	(330)	(1,212)
Proceeds from exercise of warrants and share options	1,986	3,624	1,219	2,786	3,630
Proceeds from issuance of shares	-	28,169	-	28,169	27,416
Repayment of IIA grants	(184)	(214)	(100)	(100)	(214)
Net cash provided by financing activities	740	30,712	759	30,525	29,620

Exchange rate differences on cash and cash equivalent balances	61	34	(19)	13	95
Increase (decrease) in cash and cash equivalents	302	23,582	757	31,678	(4,356)
Balance of cash and cash equivalents at the beginning of the period	4,799	9,155	4,344	1,059	9,155
Balance of cash and cash equivalents at the end of the period	5,101	32,737	5,101	32,737	4,799

Adjusted EBITDA

U.S. dollars in thousands

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2026	2025	2026	2025	2025
Net loss	(16,331)	(16,696)	(5,987)	(2,652)	(23,879)
Adjustments:
Financial income, net	9,756	866	2,646	3,926	1,556
Other income (expenses), net	-	(4)	-	-	13
Taxes on income	(100)	(96)	(84)	(53)	(169)
Depreciation and amortization	(1,168)	(1,170)	(388)	(418)	(1,860)
Share-based compensation expenses	(2,146)	(2,446)	(747)	(740)	(3,108)
Total adjustments	6,342	(2,850)	1,427	2,715	(3,568)
Adjusted EBITDA	(22,673)	(13,846)	(7,414)	(5,367)	(20,311)